Pro-Pharmaceuticals, Inc.

7 Wells Avenue

Newton, Massachusetts 02459

Via EDGAR

October 26, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Jeffrey Riedler. Assistant Director

Re:	Pro-Pharmaceuticals, Inc.

Registration Statement on Form S-I

Filed September 17, 2010

File No. 333-169463

Dear Mr. Riedler:

This letter is submitted on behalf of Pro-Pharmaceuticals, Inc.(the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff” or “you”) dated October 14, 2010 (the “Comment Letter”) with respect to the Company’s response dated October 5, 2010 (the “Response Letter”), to your comments dated September 27, 2010, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed on September 17, 2010.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comments. For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

General

1.	Please amend your registration statement to disclose the information you provided in response to our prior comments 2 through 9. With respect to our prior comment 7, we believe the information you provided in the three bullet points should be disclosed in the registration statement.

Response to Comment No. 1

Pre-effective amendment no. 1 to the Registration Statement complies with your request (“Amendment No. 1”); page references in the next sentence refer to this amendment. Amendment No. 1 contains (i) a new section entitled “Description of the Transactions” that

Securities and Exchange Commission

October 26, 2010

discloses the information set forth in the Response Letter with respect to your prior comments 2 through 6 (page 13), (ii) a new section entitled “Prior Securities Transactions with the Selling Stockholders” that discloses the information set forth in the Response Letter with respect to your prior comments 7 and 8 (page 13), and (iii) a new final paragraph to the section entitled “Plan of Distribution” that discloses the information set forth in the Response Letter with respect to your prior comment 9 (page 17).

Please contact me at 617.559.0033 or our counsel, Jonathan Guest, at 617.449.6598 if you have any questions regarding our responses.

Sincerely,

/s/ Theodore D. Zucconi
Theodore D. Zucconi, Ph.D. Chief Executive Officer and President